Exhibit 12.1

General Maritime Corporation
Computation of Ratio of Earnings to Fixed Charges*
(Expressed in thousands of United States Dollars, except ratios)

	Nine months ended September 30,		Year Ended December 31,
	2010		2009		2008	2007	2006	2005
Fixed Charges
Interest expense	$59,314		$37,344		$29,388	$25,541	$4,165	$32,400
Capitalized interest	-		-		119	2,385	3,571	3,475
Amortized loan fees	2,318		1,724		1,089	959	722	1,968
Interest Component of rent	314		466		918	918	918	918

Fixed Charges	61,946		39,534		31,514	29,803	9,376	38,761

Earnings
Pretax operating (loss) income	(49,421)		(11,995)		29,807	44,539	156,831	212,357
Fixed charges	61,946		39,534		31,514	29,803	9,376	38,761
Capitalized interest	-		-		119	2,385	3,571	3,475

Earnings	$12,525		$27,539		$61,202	$71,957	$162,636	$247,643

Ratio of Earnings to Fixed Charges	0.20	(a)	0.70	(a)	1.94	2.41	17.35	6.39

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.20		0.70		1.94	2.41	17.35	6.39

(a) For the nine months ended September 30, 2010 and for year ended December 31, 2009, earnings were insufficient to cover fixed charges by $49,421 and $11,995, respectively.

*As defined in Item 503(d) of Regulation S-K of the Securities Exchange Act of 1934